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James B. Parsons*                                                                                              e-mail firm-info@parsonslaw.biz                                                                                       *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                            the Northern Mariana Islands

VIA FACSIMILE AND EDGAR CORRESPONDENCE

July 14, 2005

Mr. Robert Babula

Mr. Michael Moran

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: First National Power Corporation

Your File No. 333-62588

Form 10-KSB for the year ended December 31, 2004.

Dear Mr. Babula and Mr. Moran:

On behalf of First National Power Corporation ("First National Power"), I have been requested to respond to the Securities and Exchange Commission ("SEC") comment letter dated July 12, 2005, referencing First National Power's Form 10-KSB for the year ended December 31, 2004. The responses in this letter correspondence to the comments contained in the letter of July, 2005.

Form 10-K for the year ended December 31, 2004

1.     Darryl Mills initiated the departure for personal reasons, although he also informed the Company that because of the change in the business focus to the development of alternative energies, such a focus was outside of Mr. Mills' expertise, and he did not feel he was capable of providing adequate assistance to First National Power in that field.

2.         Upon Mr. Mills' departure, he offered to waive repayment for the debts that were due to entities related to him, due to the financial position of the Company at that time. Neither he nor any entity directly or indirectly related to him have received additional compensation from First National Power since the date of Mr. Mill's departure.

Please contact me if the SEC has further questions or comments regarding this filing. Of course, we are aware that the SEC may also have additional comments after it reviews the Form 10-KSBA, when filed.

Very truly yours,

PARSONS LAW FIRM

James B. Parsons

JBP:kla